FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Torline David A.	2. Issuer Name and Ticker or Trading Symbol BRW		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Chief Information Officer
(Last) (First) (Middle) 201 EAST FOURTH STREET	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 5, 2002
(Street) CINCINNATI, OH 45202		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	(1)		A	V	1,413	A	(2)		I	By Trustee of 401k RSP
Common Stock(3)	5/30/2002		I	V	23,055	A	$3.74	27,251(4)	I	By Trustee of 401k RSP
Common Stock								2,660	I	By ESOP
Common Stock								3,868	D
Common Stock								10	I	By Wife (5)
Common Stock								90	I	By Children (6)
Common Stock(7)	5/02/2002		M	V	4,329	A	$6.44	4,329	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option to Buy(8)	$3.48	12/5/2002		A		40,000		(9)	12/5/2012	Common Stock	40,000		302,900	D
Phantom Shares	1 for 1	5/02/2002		M	V		4,329	(10)	(11)	Common Stock	4,329	$6.44	0	D

Explanation of Responses:

(1) Shares acquired from January 3, 2002 through July 18, 2002 pursuant to the terms of the Broadwing Inc. Retirement Savings Plan which is a Rule 16b-3 Plan.
(2) Shares acquired at prices ranging from $3.127 to $9.746 per share.
(3) Shares acquired through reporting person's intra fund transfer in his 401k account.
(4) Represents total number of BRW common shares held in reporting person's 401k Plan account as of statement dated December 9, 2002.
(5) Reporting person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 reporting or any other purpose.
(6) Reporting person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 reporting or any other purpose.
(7) Phantom shares previously held through the Broadwing Inc. Executive Deferred Compensation Plan ("EDCP") which is a Rule 16b-3 Plan. Reporting person received one common shares of Broadwing Inc. stock in settlement of the phantom shares. Common shares were deposited into reporting person's EDCP account.
(8) Option shares granted under the Broadwing Inc. 1997 Long Term Incentive Plan which is a Rule 16b-3 Plan.
(9) Three year vesting schedule: 28% one year from grant date; 3% each month thereafter for a period of 24 months.
(10) Transaction represents a non-voluntary transfer pursuant to the terms of the Broadwing Inc. Executive Deferred Compensation Plan. Company deposited equivalent number of common shares into reporting person's EDCP account and are exerciseablefollowing retirement or termination of reporting person's employment with the Company.
(11) Transaction represents a non-voluntary transfer pursuant to the terms of the Broadwing Inc. Executive Deferred Compensation Plan. Company deposited equivalent number of common shares into reporting person's EDCP account and are exerciseablefollowing retirement or termination of reporting person's employment with the Company.

By: /s/ David A. Torline **Signature of Reporting Person	December 9, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Jeffrey C. Smith, Christopher J. Wilson, Gordon P. Williams, Jr., Thomas W. Bosse and Amy K. Collins, signing singly, the undersigned's true and lawful attorney-in-fact to:
(1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Broadwing Inc. (the "Company"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;
(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5 and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and
(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.
The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 9th day of December, 2002.

/s/ David A. Torline
Signature